SARATOGA RESOURCES, INC.

2304 HANCOCK DRIVE, SUITE 5

AUSTIN, TEXAS 78756

TELEPHONE (512) 445-2301

January 4, 2008

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Jill S. Davis

RE:

Saratoga Resources, Inc. (the “Company”)

Form 10-KSB for the Fiscal Year December 31, 2006

Filed March 14, 2007

File No. 000-27563

Dear Ms. Davis:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 1 to the above referenced Form 10-KSB.

The audit report appearing in the referenced filing has been revised to correct the inadvertent reference to “generally accepted auditing standards” in accordance with the Staff’s letter dated December 19, 2007.

Acknowledgements

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Thomas F. Cooke

Thomas F. Cooke

Chief Executive Officer